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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 7)1

Under the Securities Exchange Act of 1934

NAVARRE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

639208107

(CUSIP Number)

Becker Drapkin Management, L.P.
   Attn:  Steven R. Becker
   Attn:  Matthew A. Drapkin
300 Crescent Court, Suite 1111
Dallas, Texas 75201
(214) 756-6016

With a copy to:

Richard J. Birns, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
(212) 446-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 This filing constitutes Amendment No. 4 for BD Partners II, L.P., and Amendment No. 7 for all other entities making this filing.  The previous filings are incorporated herein by reference, except as superseded by this filing.

SCHEDULE 13D

CUSIP No. 639208107
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Becker Drapkin Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,062,050
	8	SHARED VOTING POWER 2,794,751
	9	SOLE DISPOSITIVE POWER 2,062,050
	10	SHARED DISPOSITIVE POWER 2,794,751
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,856,801
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 639208107
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Becker Drapkin Partners (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,804,992
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,804,992
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,804,992
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 639208107
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. Becker Drapkin Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 291,570
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 291,570
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 291,570
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 639208107
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. BD Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 698,189
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 698,189
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 698,189
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 639208107
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,856,801
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,856,801
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,856,801
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No. 639208107
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven R. Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,856,801
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,856,801
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,856,801
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 639208107
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,856,801
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,856,801
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,856,801
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 7 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2010, Amendment No. 1 thereto, filed with the SEC August 30, 2010, Amendment No. 2 thereto, filed with the SEC September 7, 2010, Amendment No. 3 thereto, filed with the SEC September 16, 2010, Amendment No. 4 thereto, filed with the SEC November 10, 2010, Amendment No. 5 thereto, filed with the SEC February 15, 2011, and Amendment No. 6 thereto, filed with the SEC July 29, 2011, with respect to the common stock (the “Common Stock”) of Navarre Corporation, a Minnesota corporation (the “Issuer”).

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented to add the following information for updating as of the date hereof:

(a)-(j) On October 31, 2011, the Issuer entered into an agreement (the “Amendment”) with the Reporting Persons to amend the agreement dated February 11, 2011, among such parties (the “Standstill Agreement”).

The following is a brief description of certain terms of the Amendment, which description is qualified in its entirety by reference to the full text of the Amendment, which is attached as Exhibit 1 hereto and incorporated by reference herein.

Under the terms of the Amendment, (a) the Reporting Persons have agreed (i) to vote or cause to be voted the shares of Common Stock beneficially owned by them, as of the record date for the 2013 annual meeting of shareholders (the “2013 Annual Meeting”) in favor of the nominees for director which are nominated by the Board of Directors of the Company (the “Board”) at the 2013 Annual Meeting and (ii) to extend their obligation to abide by the standstill provisions until February 11, 2014 (or such earlier date upon the occurrence of certain events, as described in the Standstill Agreement) and (b) the Issuer has agreed (i) that prior to the 2013 Annual Meeting, the size of the Board shall not be increased above nine directors and (ii) to revise the standstill provision relating to share ownership such that the Reporting Persons may beneficially own up to 19.99% of the outstanding shares of Common Stock.

The Amendment also confirmed, approved and ratified the terms and conditions of the Standstill Agreement except as amended by the Amendment.

Item 5.	Interest in Securities of the Issuer

Subparagraphs (a) through (c) of Item 5 are amended and supplemented to add the following information for updating as of the date hereof:

(a), (b) As of the date hereof, the Reporting Persons own an aggregate of 4,856,801 shares of Common Stock.  Based upon a total of 36,805,940 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the period ending June 30, 2011, the Reporting Persons’ shares and warrants represent approximately 13.196% of the outstanding shares of Common Stock.

Becker Drapkin QP owns 1,804,992 shares of Common Stock (the “Becker Drapkin QP Shares”), which represent approximately 4.904% of the outstanding shares of Common Stock.

Becker Drapkin, L.P. owns 291,570 shares of Common Stock (the “Becker Drapkin, L.P. Shares”), which represent approximately 0.792% of the outstanding shares of Common Stock.

BD Partners II owns 698,189 shares of Common Stock (the “BD Partners II Shares”), which represent approximately 1.897% of the outstanding shares of Common Stock.

The Becker Drapkin QP Shares, Becker Drapkin, L.P. Shares and BD Partners II Shares are collectively referred to herein as the “Becker Drapkin Shares”.

Becker Drapkin QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin QP Shares.  Becker Drapkin QP disclaims beneficial ownership of the Becker Drapkin, L.P. Shares and the BD Partners II Shares.

Becker Drapkin, L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin, L.P. Shares.  Becker Drapkin, L.P. disclaims beneficial ownership of the Becker Drapkin QP Shares and the BD Partners II Shares.

BD Partners II has the power to vote or direct the vote of (and the power to dispose or direct the disposition of) the BD Partners II Shares.  BD Partners II disclaims beneficial ownership of the Becker Drapkin QP Shares and the Becker Drapkin, L.P. Shares.

As general partner of the Becker Drapkin Funds, BD Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Becker Drapkin Shares.  BD Management in its capacity as investment manager for the Managed Account has the sole power to vote or direct the vote of (and to dispose or direct the disposition of) 2,062,050 shares held by the Managed Account (the “Managed Account Shares”), which represent approximately 5.602% of the outstanding shares of Common Stock.  BD Management disclaims beneficial ownership of the Becker Drapkin Shares.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all other transactions by the Reporting Persons in shares of Common Stock effected during the last 60 days, all of which were brokered transactions, are set forth below.

Name of Reporting Person	Date	Number of Shares Purchased (Sold)	Average Price per Share
BD Partners II	11/1/2011	23,056	$1.4819
BD Partners II	11/2/2011	20,750	$1.5500

Becker Drapkin QP	11/1/2011	50,103	$1.4819
Becker Drapkin QP	11/2/2011	324,118	$1.5500
Becker Drapkin QP	11/2/2011	8,707	$1.5000

Becker Drapkin, L.P.	11/1/2011	8,241	$1.4819
Becker Drapkin, L.P.	11/2/2011	48,132	$1.5500
Becker Drapkin, L.P.	11/2/2011	1,293	$1.5000

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented to add the following information for updating as of the date hereof:

On October 31, 2011, the Issuer and the Reporting Persons entered into the Amendment, the terms of which are described in Item 4 of this Schedule 13D.

On November 2, 2011, the Reporting Persons entered into the Joint Filing Agreement, pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  Such Joint Filing Agreement is attached hereto as Exhibit 2.

Except for the matters described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1
Agreement, dated October 31, 2011, by and among Navarre Corporation; Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P., BD Partners II, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin.

Exhibit 2
Joint Filing Agreement, dated November 2, 2011, by and among Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BD Partners II, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin.

Exhibit 3
Agreement, dated February 11, 2011, by and among Navarre Corporation; Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P., BD Partners II, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin (incorporated by reference to Exhibit 1 to Amendment No. 5 to the Schedule 13D relating to the Common Stock of the Issuer filed February 15, 2011, by the Reporting Persons with the SEC).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:           November 2, 2011

BECKER DRAPKIN MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

	By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BD PARTNERS II, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact